UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 28, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL TO SPEED UP ECOLOGICAL PROJECTS IN CHELYABINSK

Chelyabinsk, Russia – 28 January 2021 – Mechel Group (MOEX: MTLR, NYSE: MTL), one of Russia’s leading mining and steel companies, reports signing another agreement on measures reducing waste emissions into Chelyabinsk’s atmosphere. As part of this agreement, Chelyabinsk Metallurgical Plant will shorten the time frame for several measures listed in the 2019 ecological agreement and will assume additional obligations.

The new and improved complex of measures on reducing the ecological impact on the atmosphere will be outlined by 2026.

Investments will total over 3 billion rubles.

The document was signed by Chelyabinsk Region’s Governor Alexey Texler and Mechel PAO’s Chief Executive Officer Oleg Korzhov.

As part of the agreement, the plant will install a modern gas treatment system at the casthouse of its blast furnaces #4 and #5, overhaul its blast furnace #5, upgrade the gas treatment system in the electric steelmaking workshop, taking a series of steps to restore wet gas purification to top efficiency, and taking measures to maintain the efficiency of gas treatment facilities.

“We can now say that we have outlined the entire load of obligations regarding ecological solutions. I am grateful to Mechel’s top management and personally Oleg Korzhov for the company’s understanding of the need to resolve ecological issues. We have outlined a series of measures, which include major technological solutions that will require careful preparation, planning and acquisition of costly equipment. This way, five more measures will be added to our key framework agreement with the company. From this point on, we will be monitoring the progress of these obligations, and I am confident that the company will meet them all,” Chelyabinsk Region’s Governor Alexey Texler noted.

“We met the offer made by Chelyabinsk Region’s Governor to reconsider the time frame for the ecological program with understanding, and joined forces to outline a new plan whose implementation will enable us to bring waste emissions down by 433 tonnes a year. What is particularly important is that 330 tonnes of those 433 are substances of the first, second and third hazard categories. Overall, once this agreement and the 2019 quadrilateral deal are fulfilled, waste emissions will have plummeted by more than 15,000 tonnes a year. Our Chelyabinsk facilities face major technological changes – for example, a key component of today’s agreement is installing an aspiration system for the casthouse of blast furnace #4. We have shortened the deadline for this installation by more than a year – it should now be done by the second quarter of 2023, so that our modernization program yielded positive results as soon as possible,” Mechel PAO’s Chief Executive Officer Oleg Korzhov said.

This signed document became the fourth ecological agreement currently being implemented by Mechel in Chelyabinsk. Besides measures on reducing waste emissions, which are part of the federal Clean Air project, Chelyabinsk Metallurgical Plant is also pursuing programs on reducing its impact on nearby water sources and improving industrial water cleansing. Mechel Group and Chelyabinsk regional authorities signed an applicable agreement in November 2020. This will enable the plant to reduce waste water emissions by 3.5 times, with investment totaling some 1.5 billion rubles.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: January 28, 2021

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